Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Years ended March 31,
	2017	2016	2015
Earnings
Consolidated income before provision for income taxes	$1,190	$1,458	$1,552
Fixed Charges	731	595	584
Earnings	$1,921	$2,053	$2,136
Fixed Charges
Interest expense	$728	$592	$580
Interest portion of rental expense (1)	3	3	4
Total fixed charges	$731	$595	$584
Ratio of earnings to fixed charges	2.63x	3.45x	3.66x

(1)	One-third of all rental expense is deemed to be interest.